Sonos, Inc.

614 Chapala Street

Santa Barbara, California 93101

July 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Paul Fischer, Staff Attorney Terry French, Accounting Branch Chief Claire Delabar, Staff Accountant

Re:	Sonos, Inc. Registration Statement on Form S-1 (File No. 333-226076) originally filed July 6, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38603) filed July 23, 2018

Requested Date: August 1, 2018

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Sonos, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or William L. Hughes, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631 or, in his absence, Mr. Hughes at (415) 875-2479.

* * * * *

Sincerely,

SONOS, INC.

By:	/s/ Craig A. Shelburne
Craig A. Shelburne
Chief Legal Officer and Corporate Secretary

cc:	Michael Giannetto, Chief Financial Officer
Craig	A. Shelburne, Chief Legal Officer and Corporate Secretary
Sonos,	Inc.

Jeffrey	R. Vetter, Esq.
William	L. Hughes, Esq.
Niki	Fang, Esq.
Fenwick	& West LLP

[Signature Page to Company Acceleration Request Letter]